LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V) LGREF: PK (USA)	DATE: December 16, 2005

LOGAN RESOURCES LTD. ACQUIRES EXCITING NEW GOLD PROPERTY

Logan Resources Ltd. (the “Company”) announces that it has entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, whereby the Company has been granted an option to acquire a 100% interest, subject to a 2% NSR, in the Cheyenne Gold Project. It is located in the Yukon Territory and comprises 212 mineral claims covering 10,300 acres (4,172 hectares).

The Cheyenne Gold Project is 60km northeast of Dawson City, 1.5 km east of the Dempster Highway,  and 30 km west of Logan’s Heidi gold property. Mineralized quartz veins are reported by previous operators as cutting a sequence of Proterozoic to lower Cambrian Hyland Group sedimentary rocks. The veins are up to 1 m in width and are tens of meters long.  Assays are reported as high as 10% copper, 3% lead, 2.5% zinc, 300g/t silver and 30g/t gold. In other areas chip samples returned values as high as 270g/t gold. A historical drill program reported assay results up to 21g/t gold across 3.1 m.

The Company will review all the existing data on the property in the coming weeks. A comprehensive news release will be issued when such work has been completed.

In order to exercise the option the Company must pay Ryan $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of 4 years. Ryan has retained a 2% NSR, and the Company has the option to purchase 1% of the NSR for $2,000,000 with the right of first refusal on the other 1% NSR. The Company and Ryan are dealing at arms length, and no finders fees are payable with respect to the option. The Company has prepared a formal option agreement for the transaction which is subject to TSX Venture Exchange acceptance. The shares, when issued, will be subject to a four month hold period from the date of Exchange acceptance.

The Qualified Person for the Cheyenne Gold Project is Michael Sanguinetti, P.Eng. Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.